AGRIUM INC.

Annual Meeting of Shareholders

of

Agrium Inc.

May 4, 2016

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

General Business

1.	Each of the ten director nominees proposed by Management were elected by way of ballot to serve until the earlier of Agrium Inc.’s next annual meeting or until his or her successor is elected or appointed. The results of the director election are as follows:

DIRECTOR	FOR		WITHHELD

(a) Maura J. Clark	101,556,792	99.60%	410,884	0.40%

(b) David C. Everitt	100,722,001	98.78%	1,245,675	1.22%

(c) Russell K. Girling	101,519,236	99.56%	448,440	0.44%

(d) Russell J. Horner	100,951,715	99.00%	1,015,961	1.00%

(e) Miranda C. Hubbs	101,561,271	99.60%	406,405	0.40%

(f) Charles V. Magro	101,766,568	99.80%	201,108	0.20%

(g) A. Anne McLellan	101,364,396	99.41%	603,280	0.59%

(h) Derek G. Pannell	101,765,050	99.80%	202,626	0.20%

(i) Mayo M. Schmidt	101,456,560	99.50%	511,116	0.50%

(j) William S. Simon	101,473,648	99.52%	494,028	0.48%

2.     The appointment of KPMG LLP, as independent auditors of Agrium for 2016, was approved by a show of hands. Proxies were received representing 103,979,494 (97.52%) votes for and 2,643,198 (2.48%) votes withheld.

3.     The Advisory Vote on Agrium’s approach to Executive Compensation was approved by way of ballot. Ballots were deposited representing 99,455,354 (97.47%) votes for and 2,585,667 (2.53%) votes against.

4.     The Amended and Restated Shareholder Rights Plan Agreement dated as of May 4, 2016 between Agrium Inc. and CST Trust Company, as rights agent, was approved by a show of hands. Proxies were received representing 85,649,809 (84.00%) votes for and 16,317,864 (16.00%) votes against.